Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

October 4, 2006

**Messina Minerals ("MMI") Expands Boomerang to Near Surface,
GA06-158 Hits 4.7 meters of 2.8% Zinc, 263 g/t Silver, 5.9 g/t Gold**

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property
- identify and test significant new exploration targets within Messina's extensive 306 square kilometer area properties.

HIGHLIGHTS

- GA06-158 intersects 4.7 meters assaying 0.3% copper, 2.2% lead, 2.8% zinc, 263 g/t silver, and 5.9 g/t gold, which expands the size of the Boomerang 'gold-enriched' zone.
- Boomerang mineralization has now been traced to surface, with economically significant grades within 95 meters of surface.
- Recognition of the Hurricane target located 400 meters along strike to the east from Boomerang. The Hurricane target is defined by extensive zinc-enriched alteration that is considered to represent the feeder of a massive sulphide deposit. Significant lengths of low-grade zinc mineralization are excellent exploration indicators of nearby massive sulphide deposits in the Boomerang area. GA06-147 on 3925E intersected 47.1 meters of Hurricane target mineralization which assayed 0.2% lead and 0.5% zinc from 212.55m to 259.65m at approximately 200 meters below surface.

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING

Assay results for 9 new drill holes have been received, are tabulated below, and are further discussed by section or area targeted. The Boomerang deposit was discovered in December 2004; the last significant phase of drilling at Boomerang was completed by December 2005. Drilling reported here is designed to define the limits of Boomerang mineralization prior to calculating a mineral resource.

Dw 10/18

Table: Summary of Boomerang Drill Intercepts and Assays

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA06-144	3325E	90.98	92.30	1.32	0.3	1.1	1.1	40	2.8
GA06-145	3050E				No significant assay				
GA06-146	3325E				No significant assay				
GA06-147	4000E	212.55	259.65	47.1	-	0.2	0.5	-	-
GA06-150	3050E	263.15	266.40	3.25	0.7	5.3	5.6	199	4.3
GA06-152	3200E				No significant assay				
GA06-156	3300E				No significant assay				
GA06-158	3325E	105.60	110.30	4.70	0.3	2.2	2.8	263	5.9
GA06-159	3325E				No significant assay				

Assay results from nine drill holes, GA06-153, GA06-157, GA06-160 to -162, GA06-165 to - 167, and GA06-169 are pending.

Section 3325E (near surface)

GA06-158, GA06-144, GA06-146, GA06-159 (and GA06-160 - assays pending) were drilled to test the interval from 125 meter depth to surface for Boomerang mineralization. GA06-158 intersected 4.7 meters (see table above) with significant precious metals of 263 g/t silver and 5.9 g/t gold over this interval, at approximately 95 meters depth below surface. GA06-144 also contained interesting precious metals (see table above) at approximately 75 meters depth below surface.

GA06-146 and GA06-159 intersected pyritic massive sulphides with low metal contents, as did adjacent GA06-156 drilled 25 meters west on section 3300E.

These near-surface results are significant because of the discovery of a "gold-enriched" zone of significant size within Boomerang that is within 100 meters of surface and remains open along strike. Further testing between 3350E and 3400E is in progress to fully delineate this zone.

Section 3200E

GA06-152 was drilled to define the top of Boomerang on this section; the hole intersected 10 cm of massive sulphides and an extensive stockwork alteration at 185 meters below surface with no significant assays.

Section 3050E

GA06-145, GA06-150 (and GA06-157 - assays pending) were drilled to define the vertical extent of Boomerang mineralization on 3050E. GA06-145 did not intersect Boomerang massive sulphides and defines the top of Boomerang on this section at approximately 240 meters below surface. GA06-150, 10 meters beneath GA06-145, intersected high-grade Boomerang zinc-lead-copper-silver-gold mineralization (see assay table above). GA06-157 tested the lower limit of Boomerang mineralization at approximately 340 meters from surface; assays for this hole are pending.

Hurricane Target

The Hurricane target is a newly defined near-surface subzone of the Boomerang massive sulphide system and lies approximately 400 meters along strike to the east from Boomerang in the vicinity of 3800E. The target is defined by extensive zinc-enriched alteration that is considered to represent the feeder of a massive sulphide deposit. Significant lengths of low-grade zinc mineralization are excellent exploration indicators of nearby massive sulphide deposits in the Boomerang area.

Hurricane Target Section 3925E

GA06-147 on 3925E intersected 47.1 meters of Hurricane target mineralization which assayed 0.2% lead and 0.5% zinc from 212.55m to 259.65m at approximately 200 meters below surface.

GA95-01 on 3825E, 100 meters away and drilled by a previous explorer, intersected Hurricane target mineralization that assayed 30.3 meters of 0.8% zinc. GA06-117 on 3725E intersected 13.05 meters of 0.9% zinc which is now interpreted to be a significant exploration indicator and forms part of the Hurricane target system.

The Hurricane target is the first of several high priority areas in the immediate vicinity of the Boomerang massive sulphide deposit planned for systematic drill testing that have potential to add to the expanding Boomerang mineral resource.

Vertical Longitudinal Map

An updated Vertical Longitudinal map showing the location of pierce points of all holes is available on the Company's website at www.messinaminerals.com/s/Boomerang.asp which has all drill hole pierce points labeled for reference.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 4, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 4, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 4th day of October, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005venture50
TSX Venture Exchange TSX

PRESS RELEASE

October 4, 2006

Messina Minerals ("MMI") Expands Boomerang to Near Surface, GA06-158 Hits 4.7 meters of 2.8% Zinc, 263 g/t Silver, 5.9 g/t Gold

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property
- identify and test significant new exploration targets within Messina's extensive 306 square kilometer area properties.

HIGHLIGHTS

- GA06-158 intersects 4.7 meters assaying 0.3% copper, 2.2% lead, 2.8% zinc, 263 g/t silver, and 5.9 g/t gold, which expands the size of the Boomerang gold-enriched zone.
- Boomerang mineralization has now been traced to surface, with economically significant grades within 95 meters of surface.
- Recognition of the Hurricane target located 400 meters along strike to the east from Boomerang. The Hurricane target is defined by extensive zinc-enriched alteration that is considered to represent the feeder of a massive sulphide deposit. Significant lengths of low-grade zinc mineralization are excellent exploration indicators of nearby massive sulphide deposits in the Boomerang area. GA06-147 on 3925E intersected 47.1 meters of Hurricane target mineralization which assayed 0.2% lead and 0.5% zinc from 212.55m to 259.65m at approximately 200 meters below surface.

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING

Assay results for 9 new drill holes have been received, are tabulated below, and are further discussed by section or area targeted. The Boomerang deposit was discovered in December 2004; the last significant phase of drilling at Boomerang was completed by December 2005. Drilling reported here is designed to define the limits of Boomerang mineralization prior to calculating a mineral resource.